UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Veritone, Inc.

(Name of Issuer)

Common stock, $0.001 par value per share

(Title of Class of Securities)

92347M100

(CUSIP Number)

Ryan Steelberg

c/o Veritone, Inc.

1615 Platte Street, 2nd Floor

Denver, CO 80202

(888) 507-1737

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 3, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92347M100

1.	Names of Reporting Persons Ryan Steelberg
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,612,763 shares of Common Stock
	8.	Shared Voting Power 0 shares of Common Stock
	9.	Sole Dispositive Power 5,612,763 shares of Common Stock
	10.	Shared Dispositive Power 0 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,612,763 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.8%
14.	Type of Reporting Person (See Instructions) IN

Explanatory Note: This statement constitutes Amendment No. 8 (“Amendment No. 8”) to the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 3, 2017, as amended by Amendment No. 1 on March 20, 2018, Amendment No. 2 on May 16, 2018, Amendment No. 3 on April 24, 2020, Amendment No. 4 on June 29, 2020, Amendment No. 5 on September 30, 2020, Amendment No. 6 on January 15, 2021, and Amendment No. 7 on March 3, 2021 (collectively, the “Schedule 13D”), jointly by (i) Chad Steelberg, an individual and (ii) Ryan Steelberg, an individual, relating to the shares of Common Stock, par value $0.001, of Veritone, Inc., a Delaware corporation.

This Amendment No. 8 constitutes an amendment only with respect to Ryan Steelberg and reports the transactions which have occurred since Amendment No. 7. The Schedule 13D is amended as specifically set forth herein. Except as amended hereby, the Schedule 13D remains in full force and effect. All capitalized terms contained but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Responses to each item of the Schedule 13D, as amended by this Amendment No. 8, are incorporated by reference into the responses to each other item, as applicable.

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Statement on Schedule 13D relates to the shares of Common Stock, par value $0.001 (“Common Stock” or the “Shares”), of Veritone, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1615 Platte Street, 2nd Floor, Denver, CO 80202.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	This Schedule 13D is filed by Ryan Steelberg (the “Reporting Person”).

(b)	The principal business office of the Reporting Person is c/o Veritone, Inc., 1615 Platte Street, 2nd Floor, Denver, CO 80202.

(c)

The principal business of the Reporting Person is serving as the Chief Executive Officer and President of the Issuer. The Reporting Person is also a member of the Board of Directors (the “Board”) of the Issuer.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial of administrative body of competent jurisdiction or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to add the following information:

On November 19, 2021, the Reporting Person, as trustee of The RSS Living Trust dated April 6, 2012 (“RSS Trust”), purchased 2,763 shares of Common Stock in an open market transaction at a price of $28.4661 per share. The purchase price was paid in cash with personal funds. No portion of the purchase price was borrowed.

On September 13, 2022, the Reporting Person, as trustee of the RSS Trust, purchased an aggregate of 35,367 shares of Common Stock in open market transactions at prices ranging from $6.72 to $6.91 per share (a weighted-average price of $6.82 per share). The purchase price was paid in cash with personal funds. No portion of the purchase price was borrowed.

On September 14, 2022 the Reporting Person, as trustee of the RSS Trust, purchased an aggregate of 21,288 shares of Common Stock in open market transactions at prices ranging from $6.80 to $6.96 per share (a weighted-average price of $6.88 per share). The purchase price was paid in cash with personal funds. No portion of the purchase price was borrowed.

On September 15, 2022 the Reporting Person, as trustee of the RSS Trust, purchased an aggregate of 15,420 shares of Common Stock in open market transactions at prices ranging from $6.97 to $7.02 per share (a weighted-average price of $6.98 per share). The purchase price was paid in cash with personal funds. No portion of the purchase price was borrowed.

On November 17, 2023 the Reporting Person, as trustee of the RSS Trust, purchased an aggregate of 49,752 shares of Common Stock in open market transactions at prices ranging from $1.99 to $2.11 per share (a weighted-average price of $2.05 per share). The purchase price was paid in cash with personal funds. No portion of the purchase price was borrowed.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following information:

Awards of Restricted Stock Units

On March 2, 2022, the Issuer granted to the Reporting Person an award of restricted stock units representing the right to receive upon vesting 128,910 shares of Common Stock, which award vested in full on March 2, 2023.

On April 22, 2022, the Issuer granted to the Reporting Person an award of restricted stock units representing the right to receive upon vesting 3,692 shares of Common Stock, which award vested in full on April 22, 2023.

On January 19, 2023, the Issuer granted to the Reporting Person an award of restricted stock units representing the right to receive upon vesting 158,025 shares of Common Stock. One-third of the RSUs vested or shall vest on each of January 1, 2024, January 1, 2025 and January 1, 2026, subject to the Reporting Person’s continuous service with the issuer on each date.

On April 8, 2024, the Issuer granted to the Reporting Person an award of restricted stock units representing the right to receive upon vesting 200,000 shares of Common Stock. One-third of the RSUs shall vest on each of January 1, 2025, January 1, 2026 and January 1, 2027, subject to the Reporting Person’s continuous service with the issuer on each date.

On April 8, 2024, the Issuer granted to the Reporting Person an award of restricted stock units representing the right to receive upon vesting 47,076 shares of Common Stock. The RSUs vest monthly over a period of one year measured from January 1, 2024, subject to the Reporting Person’s continuous service with the issuer on each date.

On April 8, 2024, the Issuer granted to the Reporting Person an award of restricted stock units representing the right to receive upon vesting 122,399 shares of Common Stock. The RSUs vest monthly over a period of one year measured from January 1, 2024, subject to the Reporting Person’s continuous service with the issuer on each date.

Such awards of restricted stock units were granted pursuant to the Issuer’s 2017 Stock Incentive Plan through June 8, 2023 and pursuant to the Issuer’s 2023 Equity Incentive Plan thereafter. Awards of restricted stock units that were granted through the end of 2022 were made in accordance with the terms of the Employment Agreement dated June 15, 2020, between the Issuer and the Reporting Person. Subsequent awards were made in accordance with the terms of the Employment Agreement dated January 19, 2023, between the Issuer and the Reporting Person.

Withholding of Shares Upon Settlement of Restricted Stock Units

On January 7, 2022, the Issuer withheld 98,223 shares of Common Stock to satisfy tax obligations upon the settlement of restricted stock units. The shares withheld upon settlement were valued at $19.60 per share.

On February 11, 2022, the Issuer withheld 63,176 shares of Common Stock to satisfy tax obligations upon the settlement of restricted stock units. The shares withheld upon settlement were valued at $ 17.23 per share.

On March 2, 2023, the Issuer withheld 44,295 shares of Common Stock to satisfy tax obligations upon the settlement of restricted stock units. The shares withheld upon settlement were valued at $6.36 per share.

On April 22, 2023, the Issuer withheld 1,277 shares of Common Stock to satisfy tax obligations upon the settlement of restricted stock units. The shares withheld upon settlement were valued at $5.06 per share.

On April 17, 2024, the Issuer withheld 21,086 shares of Common Stock to satisfy tax obligations upon the settlement of restricted stock units. The shares withheld upon settlement were valued at $3.78 per share.

On April 30, 2024, the Issuer withheld 20,205 shares of Common Stock to satisfy tax obligations upon the settlement of restricted stock units. The shares withheld upon settlement were valued at $3.27 per share.

On May 31, 2024, the Issuer withheld 5,034 shares of Common Stock to satisfy tax obligations upon the settlement of restricted stock units. The shares withheld upon settlement were valued at $2.95 per share.

On June 30, 2024, the Issuer withheld 4,997 shares of Common Stock to satisfy tax obligations upon the settlement of restricted stock units. The shares withheld upon settlement were valued at $2.26 per share.

Distributions in Kind

On February 14, 2022, Steel Veritone Fund I, LLC made a pro rata in-kind distribution for no additional consideration of an aggregate of 215,921 shares of Common Stock and warrants exercisable for 78,362 shares to its members. Of the securities distributed by Steel Veritone Fund I, LLC, the RSS Trust received 58,487 shares and warrants to purchase 21,550 shares.

Employment Transition

Effective January 1, 2023, the Reporting Person was appointed as Chief Executive Officer and President of the Issuer pursuant to the terms of the Employment Agreement dated January 19, 2023, between the Issuer and the Reporting Person. The Reporting Person continues to serve as a member of the Issuer’s Board of Directors.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b).

As of July 3, 2024, with respect to the Issuer’s Common Stock, the Reporting Person has sole voting and dispositive power over (i) 351,776 shares held directly; (ii) 2,992,668 shares issuable within 60 days of the date hereof upon the exercise of vested stock options; (iii) 28,246 shares issuable upon the settlement of restricted stock units that will vest within 60 days of the date hereof; (iv) 215,174 shares and 21,550 shares issuable within 60 days of the date hereof upon the exercise of warrants held directly by the RSS Trust; and (v) 2,003,349 shares held directly by RVH, LLC. The Reporting Person is the trustee of the RSS Trust and the sole member and manager of RVH, LLC.

By virtue of the above, as of July 3, 2024, the Reporting Person may be deemed to beneficially own, in the aggregate, 5,612,763 shares of the Issuer’s Common Stock, representing 13.8% of the Issuer’s outstanding Common Stock based on 37,738,677 shares of Common Stock outstanding as of May 8, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 10, 2024 as adjusted pursuant to SEC Rule 13d-3.

(c)

Except as set forth herein, the Reporting Person has not effected any transactions in shares of the Issuer’s Common Stock since March 3, 2021, the date as of which beneficial ownership information was presented in the most recent amendment to the Schedule 13D.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Shares beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to add the following information:

The information related to equity grants set forth or incorporated in Item 4 is hereby incorporated by reference into this Item 6.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 3, 2024

/s/ Ryan Steelberg
Ryan Steelberg

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).